International Release no. 1288 File No. 70-10261

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the orders of the Securities and Exchange Commission dated May 16, 2005 Holding Company Act Release No. 35-27969 (the “Order”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period January 1, 2005 to June 30, 2005 (the “Reporting Period”). The following is a listing of the relevant reporting requirements (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Orders.

Reporting Requirement No. 1: A summary for the reporting period of PacifiCorp’s premium payments to Dornoch International Insurance Ltd as compared to aggregate loss experience, organized by line of insurance coverage provided by Dornoch International Insurance Ltd (for the first year compared to the commercial insurance premiums paid (if any) and thereafter showing the comparison period over period, on a rolling basis, for three years successively) and a statement of savings on a rolling basis

Response:

Reporting Period is January 1, 2005 to June 30, 2005

Policy Period April 1, 2005 to March 31, 2006

Process Date	Line of Coverage	Amount	Aggregate Loss Experience	If purchased in Commercial Market
PacifiCorp
June 2005	General Liability	$1,028,539	0	£958,250	*
June 2005	Property (T&D)	$1,749,219	0	Not available commercially
June 2005	Property (Other)	$2,383,719	0	$4m	*

*	Based on market indications obtained by our insurance broker Marsh Ltd

Reporting Requirement No. 2: An analysis by PacifiCorp of claims paid by Dornoch International Insurance Ltd during the period on behalf of the associate company to include lead-in and end-of-period insurance reserve balances (for the first year compared to any insurance reserve balances maintained, if any, and thereafter showing the comparison period over period, on a rolling basis, for three years successively);

Response:

No claims have been paid by Dornoch. See also Appendix 1

Reporting Requirement No. 3: A copy of the income statement and balance sheet for Dornoch International Insurance Ltd, including any accompanying notes

Response: See Exhibit A-1

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-10261) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/s/ Simon Lowth
Simon Lowth
Executive Director, Finance and Strategy

Date: August 29, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A-1	Income Statement and Balance Sheet for Dornoch International Insurance Ltd

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